PRESS RELEASE

AuRico Gold Announces Results of the Tender Offer for its 3.50%
Convertible Senior Notes Due 2016

Toronto, December 23, 2011: AuRico Gold Inc. (TSX:AUQ) (NYSE:AUQ) (“AuRico”) announced today the expiration and final results of its previously announced cash tender offer (the “Offer”) for any and all of its outstanding 3.50% Convertible Senior Notes due 2016 (the "Convertible Notes"), at a purchase price of $1,008.069 for each $1,000 principal amount of Convertible Notes validly tendered and not validly withdrawn. The Offer expired at 5:00 p.m., New York City time, on December 21, 2011 (the "Exercise Expiration Date").

As of the Exercise Expiration Date, $3.0 million aggregate principal amount of the Convertible Notes, representing approximately 1.7% of the aggregate principal amount of the Convertible Notes outstanding prior to the Offer, were validly tendered and not validly withdrawn. AuRico accepted for purchase all Convertible Notes validly tendered and not validly withdrawn pursuant to the Offer, resulting in aggregate consideration of approximately $3.0 million (plus approximately $24,207 in aggregate accrued interest), excluding any applicable tax withholding. AuRico intends to promptly cancel all the Convertible Notes it has accepted for purchase and upon giving effect to such cancellation, $167 million aggregate principal amount of the Convertible Notes will remain outstanding.

The Bank of New York Mellon served as tender agent, paying agent and depositary for the Offer.

About AuRico Gold:

AuRico Gold is a leading intermediate Canadian gold and silver producer with a diversified portfolio of high quality mines and projects in Canada, Mexico and Australia. The Company currently has five operating properties including the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State, the El Cubo mine in Guanajuato State, as well as the Fosterville and Stawell gold mines in Victoria, Australia. The first production from the exciting Young-Davidson gold mine located in northern Ontario is expected by the end of Q1 2012 as the mine ramps up production to over 200,000 ounces of annual production by 2015. AuRico’s strong pipeline of development and exploration stage projects includes advanced development properties in Mexico and British Columbia and several highly prospective exploration properties in Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

Matthew Howorth	Anne Day
Vice President, General Counsel	Director of Investor Relations
and Corporate Secretary
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission (the “SEC”) permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured”, “indicated” and “inferred” “resources”, that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US investors are urged to consider closely the disclosure in AuRico’s Annual Report on Form 40-F, which may be secured from AuRico or from the SEC’s website at http://www.sec.gov.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of AuRico or Northgate, their respective subsidiaries and their respective projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding the anticipated closing of the AuRico-Northgate transaction and the timing thereof, the anticipated benefits of the AuRico-Northgate transaction including the ability to create value therefrom anticipated future financial and operational performance, the future price of gold and silver and the ratio of their prices, the de-risking of operations, future exploration results of its exploration and development programs and the success of AuRico or Northgate’s exploration approaches, AuRico or Northgate’s ability to delineate additional resources and reserves as a result of such programs, statements regarding their respective financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses, including anticipated 2011 results, operating performance projections for 2011, AuRico or Northgate’s ability to fully fund their respective business model internally, 2011 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The operating and financial performance of the Company will be affected by changes in the actual gold equivalency ratio realized in 2011. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, AuRico or Northgate. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in any of AuRico and Northgate’s loan facilities, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

###